September 9, 2024

Gaurav Pahwa
Chief Financial Officer
Wilhelmina International, Inc.
5420 Lyndon B Johnson Freeway, Box #25
Dallas, TX 75240

       Re: Wilhelmina International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36589
Dear Gaurav Pahwa:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Quentin Faust